Exhibit 99.2

Copyright © 2025 BetaNXT, Inc. or its affiliates. All Rights Reserved styleIPC Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 PM, EDT, on October 8, 2025) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represent ed by such Receipt of Token Cat Limited registered in the name of the undersigned on the books of the Depositary as of the close of business September 3, 20 25 at the Extraordinary General Meeting of the Shareholders of Token Cat Limited to be held on October 13, 2025 at 10:00 a.m. (Beijing Time) in 9F, R uih ai Building, No. 21 Yangfangdian Road, Haidian District, Beijing 100038, The People’s Republic of China. NOTE: 1. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed th e D epositary to give a discretionary proxy to a person designated by the Company. Token Cat Limited PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Token Cat Limited Extraordinary General Meeting of Shareholders For Shareholders of record as of September 3, 2025 Monday, October 13, 2025 10:00 AM, Beijing Time P.O. BOX 8016, CARY, NC 27512 - 9903 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage - paid envelope provided YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 PM, EDT, October 8, 2025. Have your ballot ready and please use one of the methods below for easy voting: Your vote matters! Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

Token Cat Limited Extraordinary General Meeting of Shareholders

Please make your marks like this: ☒

	PROPOSAL	FOR	AGAINST	ABSTAIN
1.	As an ordinary resolution, to approve the proposed sale of our subsidiaries, Long Ye International Limited, a Cayman Islands company ("Long Ye"), Long Ye Information Technology Limited, a Hong Kong company ("Long Ye HK"), Beijing Sangu Maolu Information Technology Co., Ltd., a PRC company ("Sangu Maolu"), TuanChe Information Limited, a Hong Kong company, ("Tuanche HK"), TuanYuan Internet Technology (Beijing) Co., Ltd., a PRC company ("TuanYuan"), TuanChe Group Inc., a Cayman Islands company, ("Tuanche Cayman"), Tuanche Information Group Limited, a Hong Kong company ("Tuanche Info"), Chema Technology (Beijing) Co., Ltd., a PRC company ("Chema", together with Long Ye, Long Ye HK, Beijing Maolu, Tuanche HK, TuanYuan, Tuanche Cayman and Tuanche Info, the "Targets"), to Prime Management Group Limited, a British Virgin Islands company, in exchange for nominal cash consideration of $1 (the "Consideration") (the "Transaction" or "Transaction Proposal").	☐	☐	☐
2.	As an ordinary resolution, to approve and adopt the Company's 2025 Equity Incentive Plan (the "2025 Plan") and all transactions contemplated thereunder, including the reservation and issuance of shares in the capital of the Company pursuant to the 2025 Plan.	☐	☐	☐

YOUR VOTE

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable)	Date	Signature (if held jointly)	Date